UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

OM Asset Management plc
(Name of Issuer)
Ordinary Shares, nominal value $0.001 per share
(Title of Class of Securities)
G67506 10 8
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67506 10 8

1.	Names of Reporting Persons OM Group (UK) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0.0009%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G67506 10 8

1.	Names of Reporting Persons Old Mutual plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 0.0009%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer OM Asset Management plc
	(b)	Address of Issuer’s Principal Executive Offices Ground Floor Millennium Bridge House 2 Lambeth Hill London EC4V 4GG

Item 2.
	(a)	Name of Persons Filing i. OM Group (UK) Ltd., a wholly-owned subsidiary of Old Mutual plc ii. Old Mutual plc, which holds ordinary shares of the Issuer through OM Group (UK) Ltd.
	(b)	Address of Principal Business Office or, if none, Residence 5th Floor Millennium Bridge House 2 Lambeth Hill London EC4V 4GG
	(c)	Citizenship United Kingdom
	(d)	Title of Class of Securities Ordinary Shares, nominal value $0.001 per share
	(e)	CUSIP Number G67506 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of each of the cover pages.
(b)
Percent of class:
See Row 11 of each of the cover pages.  The percentages set forth therein are based on 109,720,358 Ordinary Shares outstanding as of November 6, 2017, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2017.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of each of the cover pages.
(ii) Shared power to vote or to direct the vote See Row 6 of each of the cover pages.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of each of the cover pages.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OM Group (UK) Ltd.
February 14, 2018
Date
By: /s/ Paul Forsythe
Signature
Paul Forsythe, Secretary, OM Group (UK) Ltd.
Name/Title

Old Mutual plc
February 14, 2018
Date
By: /s/ Colin Campbell
Signature
Colin Campbell, Group Company Secretary, Old Mutual plc
Name/Title

Exhibit Index

Exhibit No.	Exhibit
1
Joint Filing Agreement, dated as of July 24, 2017, by and between OM Group (UK) Ltd. and Old Mutual plc, incorporated herein by reference to Exhibit 1 to Amendment No. 2 to Schedule 13G filed on July 25, 2017